Springwater Special Situations Corp.

c/o Graubard Miller

405 Lexington Avenue, 11th Floor

New York, New York 10174

August 23, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Springwater Special Situations Corp.
Registration Statement on Form S-1
File No. 333-254088

Ladies and Gentlemen:

Springwater Special Situations Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday, August 25, 2021, or as soon thereafter as practicable.

Very truly yours,

SPRINGWATER SPECIAL SITUATIONS CORP.

By:	/s/ Martin Gruschka
Name: Martin Gruschka Title: Chief Executive Officer